United States securities and exchange commission logo





                               March 25, 2021

       Vikas Desai
       Chief Executive Officer
       Achari Ventures Holdings Corp. I
       60 Walnut Avenue, Suite 400
       Clark, NJ 07066

                                                        Re: Achari Ventures
Holdings Corp. I
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
26, 2021
                                                            File No. 377-04313

       Dear Mr. Desai:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Summary, page 1

   1. Please revise your Summary to discuss the potential conflicts of interest arising from (i)
                                                        the difference in price
per share paid for founders shares and public shares and (ii) the fact that founders shares
and warrants will become worthless if you do not enter into a business combination.
       Private Placement Warrants, page 15

   2. Please revise this section to discuss the potential dilutive effects of the private placement warrants to investors
in the offering.
 Vikas Desai
Achari Ventures Holdings Corp. I
March 25, 2021
Page 2
Manner of conducting redemptions, page 22

3. Please revise here and throughout, where appropriate, to disclose whether public stockholders that abstain from voting on the proposed transaction will be able to redeem their shares.
Redemption of public shares and distribution and liquidation if no initial business combination, page 25

4. Please expand your disclosure here and throughout, where appropriate, to clarify whether the 24-month time period for an initial business combination can be extended. To the extent the 24-month time period can be extended, please also clarify how you may extend the time period and whether stockholders may redeem their shares in connection with any proposal to extend it.
Use of Proceeds, page 68

5. Your totals for proceeds after offering expenses are not mathematically accurate. Please revise.
Balance Sheet, page F-3

6. Your authorized shares presented here was 10,000,000, which was disclosed to be
       100,000,000 in Note 7 at F-13 and elsewhere. Please revise to be be consistent.
       You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Chris Edwards at 202-551-6761 with any other questions.



                                                            Sincerely,
FirstName LastNameVikas Desai
                                                            Division of
Corporation Finance
Comapany NameAchari Ventures Holdings Corp. I
                                                            Office of Life
Sciences
March 25, 2021 Page 2
cc:       Ari Edelman, Esq.
FirstName LastName